CREAMY COCONUTS, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

YEAR ENDED

DECEMBER 30, 2017 AND 2016

HARSHWAL & COMPANY LLP
Certified Public Accountants
266 17th Street, Suite 200
Oakland, CA 94612
(510) 452-5051

CREAMY COCONUTS, LLC

TABLE OF CONTENTS

HARSHWAL® & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Creamy Coconuts, LLC
Oakland, California

We have reviewed the accompanying balance sheet of Creamy Coconuts, LLC, as of December 31, 2017 and 2016, and the related statements of income and members' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Harshwal & Company, LLP
Certified Public Accountants

Harshwal & Company LLP

Oakland, California
July 26, 2018

CALIFORNIA
266 17th Street, Suite 200, Oakland, CA 94612
www.harshwal.com | T 510.452.5051 | F 510.452.3432

FINANCIAL STATEMENTS

CREAMY COCONUTS, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current assets:		
Cash	$ 6,863	$ 1,342
Inventory	628	-
Total current assets	7,491	1,342
Non-current assets:		
Fixed assets, net	19,810	6,718
Total assets	27,301	8,060
LIABILITIES AND EQUITY		
Current liabilities:		
Account payable	31,123	15,603
Total liabilities	31,123	15,603
Equity:		
Member's equity	(3,822)	(7,543)
Total equity	(3,822)	(7,543)
Total liabilities and equity	$ 27,301	$ 8,060

The accompanying notes are an integral part of these financial statements

CREAMY COCONUTS, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES		
Donation	$ 432	$ -
Total revenues	432	-
EXPENDITURES		
Production supplies	593	-
Labour	697	-
Advertisement & promotion	519	250
Taxes	3,521	884
Office supplies	591	365
Depreciation	3,410	496
Research & development	9,480	3,705
Professional services	3,851	5,793
Miscellaneous expenses	548	596
Total expenditures	23,210	12,089
Net income/(loss)	(22,778)	(12,089)
Member's equity, beginning	(7,543)	-
Addition of equity	26,499	4,546
Member's equity, ending	$ (3,822)	$ (7,543)

The accompanying notes are an integral part of these financial statements

CREAMY COCONUTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities		
Net income	$ (22,778)	$ (12,089)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	3,410	496
Changes in operating assets and liabilities		
Accounts payable	15,520	-
Inventory	(628)	15,603
Net cash provided by operating activities	(4,476)	4,010
Cash flows from investing activities		
Purchase of machines and freezer	(16,502)	(7,214)
Net cash used by investing activities	(16,502)	(7,214)
Cash flows from financing activities		
Addition/(Withdrawal) of equity capital	26,499	4,546
Net cash used by financing activities	26,499	4,546
Net increase/(decrease) in cash and cash equivalents	5,521	1,342
Cash and cash equivalents - beginning of year	1,342	-
Cash and cash equivalents - end of year	$ 6,863	$ 1,342

The accompanying notes are an integral part of these financial statements

CREAMY COCONUTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1: NATURE OF ACTIVITIES

Creamy Coconuts, LLC, was formed on January 19, 2016 located in Oakland, California, under the provisions of California Revised Uniform Limited Liability Company Act. Creamy Coconuts, LLC produces a new genre of non-dairy, plant-based ice cream by hand crafting small batches of raw, unpasteurized coconut cream.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Creamy Coconuts, LLC prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fixed Assets

Fixed assets purchased by Creamy Coconuts, LLC are recorded at cost when the purchase. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from three to five years.

NOTE 3: CASH AND CASH EQUIVALENTS

As of December 30, 2017 and 2016, the organization's cash & bank balance consists of the following:

	2017	2016
Meriwest Checking	$ 6,863	$ 1,342

NOTE 3: CASH AND CASH EQUIVALENTS-(CONT'D)

Creamy Coconuts, LLC has concentrated its credit risk for cash by maintaining deposit at bank located within the same geographic region. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017 and 2016, there was no uninsured balance.

NOTE 4: FIXED ASSETS

Machinery and Equipment as of December 30, 2017 and 2016 is composed of the following:

	2017	2016
Cold press machine	$ 7,900	$ 6,376
Ice cream machine	1,038	638
Vertical freezer	200	200
Batch freezer	11,031	-
Industrial blender	1,600	-
Portable freezer	1,947	-
Total	23,716	7,214
Less: accumulated depreciation	(3,906)	(496)
Net book value	$ 19,810	$ 6,718

Depreciation expense for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Depreciation expenses	$ 3,410	$ 496

NOTE 5: ACCOUNTS PAYABLE

As of December 30, 2017 and 2016, the organization's accounts payable consists of the following:

	2017	2016
Credit cards payable	$ 31,123	$ 15,603

CREAMY COCONUTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 6: EQUITY CAPITAL

The details of the member's equity as of and for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Fund transfer equity	$ 21,000	$ (5,499)
Kai Nortey equity	5,000	5,000
Ernest Nortey equity	5,000	5,000
Retained earnings	(12,044)	45
Net income	(22,778)	(12,089)
Total equity capital	$ (3,822)	$ (7,543)

NOTE 7: EVALUATION OF SUBSEQUENT EVENTS

The management of Creamy Coconuts, LLC have reviewed the results of operations for the period of time from its year end December 31, 2017 through July 26, 2018, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.